Computershare
100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: April 24, 2019

To: All Canadian Securities Regulatory Authorities

Subject: THE FLOWR CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 10, 2019
Record Date for Voting (if applicable) :	May 10, 2019
Beneficial Ownership Determination Date :	May 10, 2019
Meeting Date :	June 11, 2019
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	34354X108	CA34354X1087

Sincerely,

Computershare
Agent for THE FLOWR CORPORATION